UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number: 001-37750

YINTECH INVESTMENT HOLDINGS LIMITED

12th Floor, Block B, Zhenhua Enterprise Plaza

No.3261 Dongfang Road, Pudong District

Shanghai, 200125

People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This amendment to the form 6-K is being filed by Yintech Investment Holdings Limited solely to correct a clerical error by adding a missing page to the press release attached as exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YINTECH INVESTMENT HOLDINGS LIMITED

Date: November 16, 2016
	By:	/s/ Wenbin Chen
Name: Wenbin Chen
Title: Chief Executive Officer

Exhibit Index

Exhibit 99.1 — Press Release